EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET TECHNICIANS RATIFY LABOR AGREEMENT

HOUSTON, September 29, 2004 – ExpressJet Airlines, Inc. today announced that its maintenance technicians represented by the International Brotherhood of Teamsters (Teamsters) ratified a new labor agreement. The new agreement currently covers approximately 1,000 employees and becomes amendable August 1, 2009.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 140 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. (NYSE: XJT). For more information, visit expressjet.com.

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